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    WORLD MONITOR TRUST II--
    SERIES E
    MONTHLY REPORT/
    JUNE 29, 2001

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WORLD MONITOR TRUST II--SERIES E
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Dear Interest Holder:

Enclosed is the report for the period from May 26, 2001 to June 29, 2001 for World Monitor Trust II--Series E ('Series E'). The net asset value of an interest as of June 29, 2001 was $118.41, a decrease of 2.25% from the May 25, 2001 value of $121.13. The year-to-date return for Series E was a decrease of 1.62% as of June 29, 2001. Additionally, the return for the quarterly period from March 31, 2001 to June 29, 2001 was a decrease of 11.32%.

Quarterly Market Overview
The global economy remained sluggish during the second quarter of 2001 and as a result, U.S. and global stock markets continued their downward trend. In the U.S., heightened concerns regarding cutbacks in industrial production and future sales caused downward revisions of corporate earnings. Business investment and capital spending were weak and appeared to be decreasing further, reflecting in part the downtrend in manufacturing output. Labor demand weakened considerably and unemployment rose. Consumer spending held up relatively well despite deceleration in income, reduced household net worth, and deterioration in consumer sentiment. Economic activity in foreign industrial countries decelerated as well, due in part to softening of the U.S. economy, weakness in world high-tech markets and the downward adjustment in global equity prices. Expansion in Europe, the United Kingdom and Canada slowed significantly, while the Japanese economy slowed after a brief rebound late last year. In addition, economic growth in many developing countries softened, reflecting in part weaker external demand. In the U.S., overall inflation, as measured by the Consumer Price Index (CPI), increased slightly, but was held down by a deceleration in energy prices.

As a result of weak global economies, equity markets continued to perform poorly during most of the quarter. In April, U.S. equity markets, particularly the NASDAQ, rallied briefly after the U.S. Federal Reserve (Fed) called an unscheduled meeting to lower interest rates before falling once again amid continuing softening economies and fears of weak corporate earnings. Markets rose briefly once again in June following the U.S. Federal Reserve's 25 basis point interest rate cut. This smaller than anticipated rate reduction seemed to signal a cessation of the Fed's recent series of aggressive rate cuts and caused many investors to exit the bond market and invest in equities.

Interest rate instruments trended upward throughout most of the quarter as major central banks cut short-term interest rates in an attempt to bolster slowing economies. The U.S. Federal Reserve cut rates three times during the quarter lowering rates from 4.50% to 3.75%. The European Central Bank and the Bank of England cut interest rates by 25 basis points in May. This was the third interest rate reduction in five months for the Bank of England. Global bonds reversed downward towards quarter-end as the Fed cut rates by only 25 basis points, driving many investors out of interest rate instruments and into equities.

In foreign exchange markets, the Japanese yen started the quarter strong before weakening against the U.S. dollar and other foreign currencies. This followed a government report that Japan's GDP shrank in the first quarter, generating fears that the Japanese economy may be slipping into recession. The Canadian dollar posted gains against the U.S. dollar as economic reports showed a 1.7% increase in exports to the U.S. in June. The British pound reached a 15 year low against the U.S. dollar in June amid concern that England would join the European Monetary Union. The euro declined against the U.S. dollar as well, amid signs of continuing weakness in the European economy.

Energy prices fell in response to growing inventory levels of crude oil and related products. The American Petroleum Institute reported that the U.S. gasoline supply had reached its highest level in two years. Swelling energy inventories fed fears of an overall weakening demand for fuels in the slowing global economy. Additionally, the market fell when tropical storm Allison caused less damage along the Gulf Coast than was originally feared.

Quarterly Performance of Series E
The following is a summary of performance for the major sectors in which Series E traded:

Interest rate (-): Prices of most interest rate instruments trended upward throughout most of the quarter due to short-term interest rate cuts by major central banks in an attempt to bolster slowing economies. Short positions in U.S. government and euro bonds resulted in losses for Series E.

Index (-): Weak global economies and concerns regarding corporate earnings resulted in continued poor performance in the equity markets. Nikkei Dow, TOPIX and DAX positions resulted in losses for Series E.

Currency (-): After a strong start, the Japanese yen declined against the U.S. dollar and many European currencies as the Japanese economy exhibited signs of weakness. Long Japanese yen and yen cross-rate positions resulted in losses. The Canadian dollar rose against the U.S. dollar amid signs of a weak U.S. economy and an increase of Canadian exports to the U.S. resulting in losses for short positions. Short Australian dollar positions resulted in losses during April as prices rallied following a 50 basis point interest rate cut by the Reserve Bank of Australia.

Metal (-): Gold prices rallied to a ten month high in May before reversing course amid rumors that Russia would sell a portion of its gold reserve. Long gold positions incurred losses for Series E. Rate cuts by U.S. and European central banks stirred fears of inflation driving metal prices higher. Short nickel and aluminum positions resulted in losses.

Energy (+): Short natural gas positions resulted in gains as increased inventories and weakening demand drove prices downward.

The estimated net asset value per interest as of July 31, 2001 was $115.99. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at (212) 778-1017.

          Sincerely yours,

          /s/ Eleanor L. Thomas
          -------------------------
          Eleanor L. Thomas
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
-----------------------------------------------------------------
For the period from May 26, 2001
 to June 29, 2001
Revenues:
Realized gain on commodity transactions.............    $ 165,656
Change in unrealized commodity positions............     (284,551)
Interest income.....................................       19,807
                                                        ---------
                                                          (99,088)
                                                        ---------
Expenses:
Commissions.........................................       39,758
Management fees.....................................       13,233
Other transaction fees..............................        6,430
Other expenses......................................        6,976
                                                        ---------
                                                           66,397
                                                        ---------
Net loss............................................    $(165,485)
                                                        ---------
                                                        ---------

STATEMENT OF CHANGES IN NET ASSET VALUE
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For the period from May 26, 2001
 to June 29, 2001

                                                             Per
                                               Total       Interest
                                             ----------    --------
Net asset value at beginning of period
 (60,012.850 interests)....................  $7,269,096    $ 121.13
Contributions..............................     368,948
Net loss...................................    (165,485)
Redemptions................................    (634,987)
                                             ----------
Net asset value at end of period
 (57,746.963 interests)....................  $6,837,572      118.41
                                             ----------
                                             ----------
                                                           --------
Change in net asset value per interest.................    $  (2.72)
                                                           --------
                                                           --------
Percentage change......................................       (2.25)%
                                                           --------
                                                           --------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust II--Series E is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                             /s/ Barbara J. Brooks
                             -------------------------
                             by: Barbara J. Brooks
                            Chief Financial Officer